Exhibit 99.4

OCEANAGOLD CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

Independent auditor’s report
To the Shareholders of OceanaGold Corporation

Our opinion
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of OceanaGold Corporation and its subsidiaries (together, the Company) as at December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS).
What we have audited
The Company’s consolidated financial statements comprise:
•the consolidated statements of financial position as at December 31, 2024 and 2023;
•the consolidated statements of income for the years then ended;
•the consolidated statements of comprehensive income for the years then ended;
•the consolidated statements of changes in equity for the years then ended;
•the consolidated statements of cash flows for the years then ended; and
•the notes to the consolidated financial statements, comprising material accounting policy information and other explanatory information.

Basis for opinion
We conducted our audit in accordance with International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Independence
We are independent of the Company in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code) and the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.
PricewaterhouseCoopers, ABN 52 780 433 757
2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331 MELBOURNE VIC 3001
T: +61 3 8603 1000, F: +61 3 8603 1999, www.pwc.com.au
Liability limited by a scheme approved under Professional Standards Legislation.

Key audit matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2024. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter
Provision for the cost of asset retirement obligations
Refer to Note 11 Asset Retirement Obligations
As a result of its mining and processing operations, the Company is obliged to restore and rehabilitate the land disturbed by its operations.
Rehabilitation activities at each operation are governed by the existence of legislative and operating license requirements. As at December 31, 2024, the consolidated statements of financial position included provisions for asset retirement obligations of $166.1 million.
We considered this a key audit matter given the significance of these provisions and the determination required judgement in the assessment of the nature and extent of future works to be performed, the future cost of performing the works, the timing of when the rehabilitation activities will take place and economic assumptions, such as the discount rate, applied to the forecast future cash outflows associated with the rehabilitation activities at each operation to bring them to their present value.
We obtained the Company’s assessment of their obligations to rehabilitate disturbed areas at each mine site and the estimated future cost of that work, which forms the basis for the provision for asset retirement obligation calculations (the ‘models’).
We evaluated and tested significant inputs, including data and assumptions, utilised in the models by performing the following procedures, amongst others:
•Evaluated the Company’s asset retirement obligation cost forecasts in light of the applicable legislative and operating license requirements at each mining location, including the process by which they were developed;
•Evaluated the competency, capabilities and objectivity of the Company’s experts, whether internal or external to the Company, who evaluated the Company’s closure plans and the assessment of the asset retirement obligations at each mine site;
•Compared a sample of changes in the provisions during the year to supporting information, utilising our understanding of the Company’s operations and associated rehabilitation plans;
•Considered the appropriateness of the discount rates utilised in calculating the present value of the provision by comparing them to current market consensus rates;

•Tested the mathematical accuracy of selected data in the models; and
•Considered whether the timing of the cash flows in the models was consistent with current life of mine plans, any correspondence with relevant authorities, as well as rehabilitation plans submitted to relevant authorities for each mine site.
We evaluated the reasonableness of the disclosures in light of the requirements of IFRS.

Regulatory and operational matters in the Philippines
Refer to Note 17 Additional Government Share at Didipio and Note 28 Contingencies
The Company makes a number of accounting considerations relating to its operations in the Philippines.
Legal matters
The Company is involved in a number of ongoing legal cases with local authorities and other parties in the Philippines relating to the Financial or Technical Assistance Agreement (FTAA) and other operating matters (‘the legal matters’).
The Company has not recognised a provision for these legal matters, based on their assessment of the merits of the cases, however it has disclosed relevant legal matters as contingent liabilities;
Additional Government Share Liability Pursuant to the FTAA, the Government of the Philippines is entitled to 60% of the Net Revenue of the mine less taxes and fees paid to the Government, after the Company recovers development expenditures.
In relation to the legal matters in the Philippines, we performed the following procedures, amongst others:
•Updated our understanding of each of the legal matters disclosed in the consolidated financial statements by making enquiries of the Company’s inhouse legal counsel and external counsel, where relevant, as to their knowledge and understanding of the legal matters, and by reading selected relevant correspondence between the Company, its lawyers and relevant authorities;
•Considered the results of audit procedures performed on the Philippines operations during the year and whether these identified any new factors that would impact the appropriateness and classification of the legal matters disclosure;
•Considered the status of the legal claims in light of the requirements of IFRS.
In relation to the Additional Government Share liability, we obtained the Company’s calculation (the “Additional Government Share model”) and performed the following procedures, amongst others:
•Agreed the input data contained in the Additional Government Share model

At December 31, 2024, the Company recognised a liability of $8.1 million for the Additional Government Share payable to the Government of the Philippines. $20.3 million was paid during the year in settlement of the 2023 Additional Government Share payable.
We considered these matters to be a key audit matter given the uncertainty surrounding the ongoing legal matters whereby the outcome may adversely affect the ability for the Company to operate in the Philippines, as well as the complexity associated with the calculation of the Additional Government Share liability.
relating to the operating performance of the Didipio mine to supporting information;
•Assessed the appropriateness of a sample of revenue transactions and allowable deductions contained in the calculation of Net Revenue, against the requirements of the FTAA;
•Assessed the appropriateness of a sample of taxes and fees deducted from Net Revenue in the Additional Government Share model, against the requirements of the FTAA;
•Assessed the accuracy of the Company’s liability calculation, taking into consideration the requirements of the FTAA;
•Agreed the payment of the Additional Government Share made in the year to bank statements;
•Tested the mathematical accuracy of a selection of data in the Additional Government Share model.
We evaluated the adequacy of the disclosures of the tax and legal matters and the Additional Government Share liability in light of the requirements of IFRS.

Other information
Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.
Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.
If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.
As part of an audit in accordance with International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.
We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.
From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.
The engagement partner on the audit resulting in this independent auditor’s report is Ben Gargett.
/s/PricewaterhouseCoopers
PricewaterhouseCoopers
Chartered Accountants
Melbourne, Australia
February 19, 2025

OceanaGold Corporation
Consolidated Statements of Financial Position
As at December 31
(in millions of United States dollars)

	Notes	2024	2023
ASSETS

Current assets
Cash and cash equivalents		$193.5	$61.7
Trade and other receivables	5	13.7	44.2
Inventories	6	239.5	205.3
Prepayments		18.6	14.3
Total current assets		465.3	325.5

Non-current assets
Trade and other receivables	5	44.1	48.6
Inventories	6	111.0	166.7
Deferred tax assets	20	39.0	48.9
Property, plant and equipment	7	741.8	800.5
Mining assets	8	1,087.9	1,056.1
Total non-current assets		2,023.8	2,120.8
TOTAL ASSETS		$2,489.1	$2,446.3

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Trade and other payables		$198.7	$212.3
Employee benefits		28.7	23.5
Current tax liabilities		47.9	36.4
Lease liabilities	9	28.1	33.2
Debt	10	1.6	1.6
Derivative hedges		0.9	–
Asset retirement obligations	11	2.9	4.0
Total current liabilities		308.8	311.0

Non-current liabilities
Employee benefits		15.1	2.0
Deferred tax liabilities	20	33.6	32.9
Lease liabilities	9	41.9	60.4
Debt	10	–	136.6
Asset retirement obligations	11	163.2	170.3
Total non-current liabilities		253.8	402.2
TOTAL LIABILITIES		562.6	713.2

SHAREHOLDERS' EQUITY
Share capital	12	1,219.5	1,236.2
Retained earnings		611.6	438.3
Contributed surplus		64.8	73.2
Other reserves		(75.9)	(14.6)
TOTAL SHAREHOLDERS' EQUITY		1,820.0	1,733.1
Non-controlling interest	14	106.5	–
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$2,489.1	$2,446.3
On behalf of the Board of Directors:

/s/ Paul Benson	/s/ Sandra M. Dodds
Paul Benson	Sandra M. Dodds
Director	Director
February 19, 2025	February 19, 2025

The accompanying notes to the Consolidated Financial Statements are an integral part of these financial statements.
OceanaGold Corporation	7

OceanaGold Corporation
Consolidated Statements of Income
For the years ended December 31
(in millions of United States dollars, except per share data)

	Notes	2024	2023

Revenue	15	$1,294.0	$1,026.3

Cost of sales, excluding depreciation and amortization	16	(600.5)	(498.8)
Depreciation and amortization		(321.2)	(228.8)
General and administration		(64.2)	(64.3)
Indirect taxes		(25.6)	(26.3)
Additional Government Share	17	(8.1)	(20.3)
Operating profit		274.4	187.8

Other (expense) income
Foreign exchange loss		(7.9)	(1.8)
Gain (loss) on disposal of assets	18	18.1	(1.2)
Interest expense and finance costs	10	(22.2)	(22.6)
Interest income		3.1	1.6
OGP listing costs	14	(10.9)	–
Restructuring expense		(1.9)	(3.7)
Write-down of indirect tax receivables		–	(38.3)
Other expense		(5.3)	(3.4)
Profit before income tax		247.4	118.4
Income tax expense	20	(55.4)	(35.3)
Net profit		$192.0	$83.1

Attributable to:
Non-controlling interest	14	$4.6	$–
Equity holders of the Company		$187.4	$83.1

Earnings per share attributable to shareholders of the Company
Basic	19	$0.26	$0.12
Diluted	19	$0.26	$0.12

Weighted average number of common shares outstanding:
(in millions)
Basic		708.8	706.8
Diluted		724.8	722.6

The accompanying notes to the Consolidated Financial Statements are an integral part of these financial statements.
OceanaGold Corporation	8

OceanaGold Corporation
Consolidated Statements of Comprehensive Income
For the years ended December 31
(in millions of United States dollars, except per share data)

	Notes	2024	2023

Net profit	15	$192.0	$83.1

Other comprehensive income
Items that may be reclassified to profit or loss
Currency translation loss		$(53.6)	$(16.1)
Loss on fair value of derivative hedges		(0.9)	–
Items that will not be reclassified to profit or loss
Loss on fair value of financial assets		–	(0.7)
Other comprehensive loss, net of tax		(54.5)	(16.8)
Total comprehensive income		$137.5	$66.3

Total comprehensive income attributable to:
Non-controlling interests	14	4.6	–
Equity holders of the Company		132.9	66.3

The accompanying notes to the Consolidated Financial Statements are an integral part of these financial statements.
OceanaGold Corporation	9

OceanaGold Corporation
Consolidated Statements of Cash Flows
For the years ended December 31
(in millions of United States dollars)

	Notes	2024	2023
Operating activities
Net profit		$192.0	$83.1
Items not affecting cash
Depreciation and amortization expense		321.2	228.8
Stock-based compensation expense		27.7	14.2
Unrealized foreign exchange loss		7.9	1.8
(Gain) loss on disposal of assets	18	(18.1)	1.2
Non-cash finance costs		5.9	(0.1)
Rehabilitation provision for closed operations		1.3	4.3
Rehabilitation provision utilized		(3.3)	(4.3)
Write-down of indirect tax receivables	5	–	38.3
Write-down of inventory	6	8.3	–
Income tax expense	20	55.4	35.3
Changes in working capital	21	(4.4)	(18.4)
Net cash provided by operating activities		593.9	384.2

Investing activities
Payment for property, plant and equipment		(48.2)	(46.8)
Payment for mining assets: exploration and evaluation		(17.4)	(12.0)
Payment for mining assets: development		(138.1)	(121.9)
Payment for mining assets: in production		(176.5)	(169.2)
Proceeds from sale of assets	18	31.5	8.1
Net cash used in investing activities		(348.7)	(341.8)

Financing activities
Repayment of lease liabilities	9	(31.4)	(27.3)
Repayment of debt	10	(186.7)	(16.2)
Proceeds from debt	10	50.0	–
Proceeds from OGP listing	14	106.0	–
OGP listing costs	14	(10.9)	–
Share buyback	12	(24.1)	–
Dividends paid to equity holders of the Company		(14.1)	(14.3)
Dividends paid to non-controlling interests	14	(9.3)	–
Net cash used in financing activities		(120.5)	(57.8)

Effect of exchange rate changes on cash		7.1	(6.1)
Net increase (decrease) in cash and cash equivalents		131.8	(21.5)
Cash and cash equivalents at the beginning of the year		61.7	83.2
Cash and cash equivalents at the end of the year		$193.5	$61.7
Supplemental cash flow information (Note 21).

The accompanying notes to the Consolidated Financial Statements are an integral part of these financial statements.
OceanaGold Corporation	10

OceanaGold Corporation
Consolidated Statements of Changes in Equity
(in millions of United States dollars, except for per share data)

	Shares (in millions)	Share Capital	Contributed Surplus	Other Reserves	Retained Earnings	Non- controlling Interest	Total Equity
Balance at January 1, 2024	707.4	$1,236.2	$73.2	$(14.6)	$438.3	$–	$1,733.1
Recognition of non-controlling interest	–	–	–	(6.8)	–	111.2	104.4
Comprehensive (loss) income for the period	–	–	–	(54.5)	187.4	4.6	137.5
Employee share rights:
Share-based payments	–	–	15.7	–	–	–	15.7
Forfeiture of rights	–	–	(1.9)	–	–	–	(1.9)
Exercise of rights	3.9	7.4	(13.6)	–	–	–	(6.2)
Reclassification of performance share rights	–	–	(8.6)	–	–	–	(8.6)
Share buybacks	(8.8)	(24.1)	–	–	–	–	(24.1)
Dividends paid	–	–	–	–	(14.1)	(9.3)	(23.4)
Balance at December 31, 2024	702.5	$1,219.5	$64.8	$(75.9)	$611.6	$106.5	$1,926.5

Balance at January 1, 2023	704.2	$1,230.5	$71.1	$2.2	$369.5	$–	$1,673.3
Comprehensive (loss) income for the period	–	–	–	(16.8)	83.1	–	66.3
Employee share rights:
Share-based payments	–	–	15.0	–	–	–	15.0
Forfeiture of rights	–	–	(0.8)	–	–	–	(0.8)
Exercise of rights	3.2	5.7	(12.1)	–	–	–	(6.4)
Dividends paid	–	–	–	–	(14.3)	–	(14.3)
Balance at December 31, 2023	707.4	$1,236.2	$73.2	$(14.6)	$438.3	$–	$1,733.1

The accompanying notes to the Consolidated Financial Statements are an integral part of these financial statements.
OceanaGold Corporation	11

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
1    NATURE OF OPERATIONS
OceanaGold Corporation (the “Company” or “OceanaGold”) is domiciled in British Columbia, Canada and the registered address of the Company is Suite 1020, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada. The Company’s common shares trade under the symbol 'OGC' on the Toronto Stock Exchange (“TSX”) in Canada and under the symbol 'OCANF' on the OTCQX market in the United States.
The Company is engaged in the exploration, development and operation of gold and gold/copper mines. OceanaGold operates four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the 80%-owned Didipio Mine in the Philippines; and the wholly-owned Macraes and Waihi operations in New Zealand.
The consolidated financial statements were approved by the Board of Directors on February 19, 2025.
2    BASIS OF PREPARATION
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (“IFRS Accounting Standards”).
These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. The consolidated financial statements are presented in United States dollars (“USD”), unless otherwise noted.
3    ACCOUNTING POLICIES
The material accounting policies used in the preparation of these consolidated financial statements are described below. These policies have been applied consistently to all the years presented, unless otherwise stated.
Consolidation
Subsidiaries
Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases. All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.
The Company’s material subsidiaries are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Company.

		Ownership Interest
Name of entity	Country of incorporation	2024	2023
Haile Gold Mine Inc.	United States	100%	100%
OceanaGold (Philippines) Inc.	Philippines	80%	100%
Oceana Gold (New Zealand) Limited	New Zealand	100%	100%
Business combinations
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. Acquisition-related costs are expensed as incurred.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

OceanaGold Corporation	12

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
The excess of any consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognized directly in profit or loss as gain on bargain purchase.
Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.
When control of a subsidiary is acquired in stages, its carrying value prior to the acquisition of control is compared with the fair value of the identifiable net assets at that date. If fair value is greater than/less than carrying value, the gain/loss is recorded in the Consolidated Statements of Income.
Foreign currency translation
These consolidated financial statements are expressed in USD which is the reporting currency for OceanaGold Corporation.
During the year ended December 31, 2024, the Company completed a transition of its head offices from Australia to Canada. This resulted in a change in underlying transactions, events and circumstances, requiring a reassessment of the functional currency of the Company and certain non-operating subsidiaries. Primary and secondary factors under IAS 21, The effects of changes in foreign exchange rates, were considered and it was determined that USD represents the OceanaGold’s primary economic environment. On December 1, 2024, the functional currency of the Company and certain non-operating subsidiaries changed from Australian dollars (“AUD”) to USD. The major controlled entities of OceanaGold have either United States dollars, New Zealand dollars (“NZD”) and Philippines pesos (“PHP”) as their functional currency.
Functional and presentation currency
The financial statements of entities that have a functional currency different from the reporting currency are translated into USD as follows: assets and liabilities - at the closing rate at the date of the Consolidated Statements of Financial Position, and income and expenses - at the average rate of the reporting period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in OCI as cumulative translation adjustments.
When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are re-allocated between controlling and non-controlling interests.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the Consolidated Statements of Comprehensive Income
Financial instruments
Cash and cash equivalents
Cash and cash equivalents in the Consolidated Statements of Financial Position comprise cash at bank and on hand and short-term deposits that are highly liquid readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.
Trade and other receivables
Trade and other receivables are initially recorded at the amount of contracted sales proceeds, and then subsequently carried at amortized cost using the effective interest method, when applicable, less provision for impairment. The Company recognizes loss allowances for expected credit losses (“ECLs”) on financial assets measured at amortized cost. The Company applies the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognized upon initial recognition of the receivables. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. The collectability of trade and other receivables is reviewed on an ongoing basis, with anticipated losses regularly updated to reflect current and forward-looking information.

OceanaGold Corporation	13

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
Trade receivables related to the concentrate sales are initially recorded at the amount of the provisional sales prices, and then subsequently recorded at fair value each period until final settlement occurs.
Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Loans and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. If collection of the amount is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. Due to the short-term nature of the current receivables, their carrying amount is assumed to be the same as their fair value.
Other financial assets
The Company classifies its financial assets as those to be measured subsequently at fair value (either through OCI or through profit or loss) and those to be measured at amortized cost. The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.
For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investment in equity instruments that are not held for trading, the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income ("FVOCI").
The Company reclassifies debt instruments when and only when its business model for managing those assets changes.
Financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:
•Amortized costs: Assets that are held for collection of contractual cash flows where those cash flows represent solely payment of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit and loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the Consolidated Statements of Income.
•FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amounts are taken through OCI, except for interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is not reclassified from equity to profit or loss. Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the Consolidated Statements of Income.
•Fair value through Profit and loss ("FVPL"): Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.
The Company subsequently measures all equity investments at fair value. The Company’s Management has elected to present the fair value gains and losses on equity investments in OCI. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Company’s right to receive payments is established.
Trade and other payables
Trade and other payables are liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of these goods and services.
Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.
Interest bearing loans and liabilities
All loans and borrowings are initially recognized at the fair value of the consideration received, net of issue costs associated with the borrowing. After initial recognition, interest bearing loans and liabilities are subsequently

OceanaGold Corporation	14

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
carried at amortized cost using the effective interest method by taking into account any issue costs and any discount or premium on settlement.
Borrowings are removed from the Consolidated Statements of Financial Position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in the Consolidated Statements of Income as other income or finance costs. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.
Derivative financial instruments and hedge accounting
The Company, where applicable, uses derivative financial instruments to manage commodity price and foreign currency exposures.
Derivative financial instruments are initially recognized in the Consolidated Statements of Financial Position at fair value and subsequently re-measured at their fair values at each reporting date.
The fair value of gold hedging instruments including forwards, put and call options is calculated by discounting the future value of the hedge contract at the appropriate prevailing quoted market rates at reporting date.
For the purposes of hedge accounting, where applicable, hedges are classified as either fair value hedges when they hedge the exposure to changes in the fair value of a recognized asset or liability; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged.
At the inception of the transaction where hedge accounting applies, the Company documents the relationship between the hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific forecast gold sales.
Changes in the fair value of derivatives that are designated against future production qualify as cash flow hedges and, if highly effective, the gain or loss on the effective portion is recognized in accumulated other comprehensive income. The ineffective portion is recognized in the profit or loss within other income or other expenses. Amounts deferred in Accumulated Other Comprehensive Income are transferred to the income statement and classified as revenue in the same periods during which the hedged sales affect the profit or loss.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in Accumulated Other Comprehensive Income at that time would remain in Other Comprehensive Income and is recognized when the committed or forecast production is ultimately recognized in the income statement. However, if the committed or forecast production is no longer expected to occur, the cumulative gain or loss reported in Other Comprehensive Income is immediately transferred to the Consolidated Statements of Income.
When the hedged commitment results in the recognition of an asset or a liability, the associated gains or losses, previously recognized in Accumulated Other Comprehensive Income, are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability. Cash received or paid on the settlement or maturity of derivatives are recorded as operating cash flows.
The net gains and losses that relate to contracts not designated for hedge accounting purposes are recognized in the income statement.
Inventories
Ore stockpiles, in-circuit and finished metal inventory (gold and silver) are valued at the lower of weighted average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and applicable depreciation and depletion of mineral properties, plant and equipment. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form and estimated costs to sell.
Ore stockpile inventory represents mined ore on the surface or underground that is available for further processing. In-circuit inventory represents material in the mill circuit that is in the process of being converted into

OceanaGold Corporation	15

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
a saleable form. Finished metal inventory represents gold and silver doré and concentrate located at the mine, in transit to customers and at refineries.
Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Replacement costs of materials and spare parts are generally used as the best estimate of net realizable value.
Any write-downs of inventory to net realizable value are recorded within cost of sales in the statement of earnings (loss). If there is a subsequent increase in the value of inventory, the previous write-downs to net realizable value are reversed up to cost to the extent that the related inventory has not been sold.
Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.
Subsequent costs are included in the asset’s carrying amount, or recognized as a separate asset as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance costs are charged to the profit or loss during the reporting period in which they are incurred.
Property, plant and equipment, except freehold land, are depreciated over their estimated useful lives on a straight line, reducing balance or units of production basis, as considered appropriate, commencing from the time the asset is held ready for use.

Depreciation rates used are as follows:
Buildings	2% - 10% per annum
Mining equipment (operating sites)	unit of production based on reserves
Property, plant and equipment (non-operating sites)	10% - 33% per annum
Other plant and equipment	7% - 48% per annum
The asset’s residual values, useful lives and amortization methods are reviewed and adjusted if appropriate, at each financial year end.
An item of property, plant and equipment is derecognized upon disposal or when no further economic benefits are expected from its use.
Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognized.
Mining assets
Exploration and evaluation expenditure
Exploration and evaluation expenditure is stated at cost and is accumulated in respect of each identifiable area of interest. Such costs are only carried forward to the extent that they are expected to be recovered through the successful development of the area of interest (or alternatively by its sale), or where activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable resources, and where active work is continuing. Accumulated costs in relation to an abandoned area are expensed in profit or loss in the period in which the decision to abandon the area is made. At each period end, or when facts or circumstances indicate impairment, a review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.
Once the technical feasibility, commercial viability and a development decision have been established, the value of the asset is reclassified and accounted for in accordance with IAS 16, Property, Plant and Equipment. The exploration and evaluation asset is subject to an impairment test prior to reclassification in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources.

OceanaGold Corporation	16

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
Mining properties under development
Mining properties under development are accounted for at cost and are not amortized until production has commenced and include major expansion projects at operating mines. Cost includes expenditure that is directly attributable to the development of mining properties and preparing them for production. Mining properties under development also include some tangible assets which will be reclassified to property, plant and equipment upon completion of the construction project.
Mining properties in production
Mining properties in production (including exploration, evaluation and development expenditure) are accumulated and brought to account at cost less accumulated amortization in respect of each identifiable area of interest. Amortization of capitalized costs, including the estimated future capital costs over the life of the area of interest, is provided on the units of production basis, proportional to the depletion of the mineral resource of each area of interest expected to be ultimately economically recoverable.
Deferred stripping
In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of removing overburden and waste materials is referred to as stripping. During the development of a mine (or pit), before production commences, stripping costs are capitalized as part of the investment in construction of the mine (or pit) and are subsequently amortized over the life of the mine (or pit) on a units of production basis.
Production stripping activity is disclosed within Mining Assets in production. In order for production phase stripping costs to qualify for capitalization as a stripping activity asset, three criteria must be met:
•It must be probable that economic benefit will be realized in a future accounting period as a result of improved access to the ore body created by the stripping activity;
•It must be possible to identify the “component” of the ore body for which access has been improved; and
•It must be possible to reliably measure the costs that relate to the stripping activity.
A “component” is a specific volume of the ore body that is made more accessible by the stripping activity. It will typically be a subset of the larger orebody that is distinguished by a separate useful economic life.
Components of an ore body are determined with reference to life of mine plans and take account of factors such as the geographical separation of mining locations and/or the economic status of mine development decisions. Capitalized stripping costs are initially measured at cost and represent an accumulation of costs directly incurred in performing the stripping activity that improves access to the identified component of the ore body, plus an allocation of directly attributable overhead costs.
Such deferred costs are then charged against the income statement on a systematic units of production basis over the expected useful life of an identified component of the ore body.
Changes to the life of mine plan, identified components of an ore body, stripping ratios, units of production and expected useful life are accounted for prospectively.
Impairment
The carrying amounts of non-current assets included in mineral properties, plant and equipment are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs is determined. The recoverable amount of an asset or CGU is determined as the higher of its fair value less costs of disposal (“FVLCD”) and its value in use. An impairment loss exists if the assets or CGU’s carrying amount exceeds the recoverable amount and is recorded as an expense immediately.
Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. Costs of disposal are incremental costs directly attributable to the disposal of an asset. Future cash flows are estimated using the following significant assumptions: mineral reserves and mineral resources, production profile, operating costs, capital costs, commodity prices, foreign exchange rates and discount rates. All inputs used are those that an independent market participant would consider appropriate. In addition, the Company may use other approaches in determining fair value which may include estimates related

OceanaGold Corporation	17

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
to the dollar value per unit of mineral reserve and mineral resource, cash-flow multiples, comparable transactions, and market capitalization of comparable assets.
Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or cash generating unit in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash generating unit for which estimates of future cash flows have not been adjusted.
Impairment losses are evaluated for potential reversals when events or circumstances warrant such consideration. Where an impairment loss is subsequently reversed, the amount of such reversal is limited such that the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in the prior years. A reversal of an impairment loss is recognized into earnings immediately.
Leases
A lease is an agreement between two or more parties that creates enforceable rights and obligations, or part of a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration. An arrangement will contain a lease if the arrangement includes an identified asset, those assets cannot be substituted by the supplier, the Company receives substantially all of the economic benefits from the use of the assets during the term of the arrangement and the Company has the right to direct the use of the asset. A lease is effectively an obligation to pay future rentals (a liability) and a right to use a leased asset for a period of time (a right of use (“ROU”) asset).
For lessee accounting, leases are recognized in the Statements of Financial Position as a ROU asset with a corresponding lease liability representing all the future payments of the leases at the commencement date of the contract. The commencement date is the date on which a lessor makes an underlying asset available for use by a lessee. For leases with a lease term of 12 months or less and does not include an option to purchase the underlying asset or items of low value, of $5,000 or less when new, are recognized as an expense in the Consolidated Statements of Income on either a straight-line basis over the lease term or another systematic basis.
The ROU asset is initially measured at cost, which comprises:
•The amount of the initial measurement of the lease liability;
•Any lease payments made at or before the commencement date, less any lease incentives;
•Any initial direct costs incurred by the lessee; and
•An estimate of costs to be incurred by the lessee in dismantling and removing the underlying assets or restoring the site on which the assets are located.
After the commencement date the ROU asset is measured at cost less any accumulated depreciation and any accumulated impairment losses and adjusted for any re-measurement of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at that date, which include:
•Fixed payments, less any lease incentives receivables;
•Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•Amounts expected to be payable by the lessee under the residual value guarantees;
•The exercise price of a purchase option of the lessee is reasonably certain to exercise that option; and
•Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.
The lease payments exclude variable elements which are dependent on external factors. Variable lease payments not included in the initial measurement of the lease liability are recognized directly in the Consolidated Statements of Income.
The lease payments are discounted using the Company’s incremental borrowing rate or the rate implicit in the lease contract. The lease term determined by the Company comprises non-cancellable period of lease contracts, periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option, and periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

OceanaGold Corporation	18

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
After the commencement date the Company measures the lease liability by increasing the carrying amount to reflect interest on the lease liability, reducing the carrying amount to reflect lease payments made, and re-measuring the carrying amount to reflect any reassessment or lease modifications.
The ROU asset is depreciated over the life of the lease term (or the useful life of the underlying asset if ownership of the underlying asset transfers to the lessee by the end of the lease term, or if the cost of the ROU asset reflects that the lessee will exercise a purchase option, or if the useful life of the underlying asset is shorter than the lease term), while the interest expense relating to the lease liability is also recognized over the lease term.
The principal repayments of the lease liability is recognized as part of financing activities, while interest payments is deductions from operating activities in the Consolidated Statements of Cash Flows.
Employee benefits
Wages, salaries and annual leave
Liabilities for wages and salaries, including non-monetary benefits, and annual leave expected to be settled within 12 months of the reporting date are recognized in Employee Benefits in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.
Defined contribution pension funds
Contributions to defined contribution funds are recognized as an expense in the Consolidated Statements of Income as they become payable.
Provisions
Provisions are recognized when the Company has a present obligation, it is probable that there will be a future sacrifice of economic benefits and a reliable estimate can be made of the amount of the obligation.
When the Company expects some or all of a provision to be recovered from a third party, the receivable is recognized as a separate asset but only when the reimbursement is virtually certain and it can be measured reliably. The expense relating to any provision is presented in the Consolidated Statements of Income net of any reimbursement.
Provisions are measured at the present value of Management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability (if not built into the estimated cash flows). The increase in the provision due to the passage of time is recognized as an interest expense.
Asset retirement and environmental rehabilitation
Asset retirement and environmental rehabilitation provisions include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. The provision is recognized in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs. The costs are estimated on the basis of a closure plan.
The amortization or ‘unwinding’ of the discount applied in establishing the net present value of provisions is accounted for in the Consolidated Statements of Income in each accounting period. The amortization of the discount is shown as an interest expense.
Other movements in the provisions for closure and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the lives of operations and revisions to discount rates are capitalized within property, plant and equipment or mining properties and development, to the extent that any such amount does not exceed the recoverable amount of the asset. Any amount in excess of the recoverable amount is recognized as a loss immediately and any remaining balance that relates to sites that are closed are expensed to profit and loss.
If an adjustment results in an addition to the costs of the related asset, consideration will be given to whether an indication of impairment exists and the impairment policy will apply. These costs are then depreciated over the life of the area of interest to which they relate.

OceanaGold Corporation	19

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
Share capital
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.
Revenue
Revenue is recognized when control is passed to the customer, either over time or at a point in time, the amount of revenue can be reliably measured, it is probable that the economic benefits associated with the sale will flow to the Company and the costs incurred or to be incurred in respect of the sale can be reliably measured. Control is generally determined to be when risk and title to the goods passes to the customer.
Bullion revenue is recognized at a point in time upon transfer of control to the customer and is measured based on the price specified in the sales contract at the time of sale.
Concentrate revenue is recognized when control is transferred to the buyer and is measured based on the estimated fair value of the total consideration receivable and is net of deductions related to treatment and refining charges using forward market gold, copper and silver prices on the expected date that the final sales prices will be fixed based on an agreed quotational period. Variations to the sales price occur based on movements in quoted market prices up to the date of final settlement are classified as provisional price adjustments and recorded within revenue. Changes in the fair value over the quotational period and up until final settlement are calculated by reference to the forward market prices.
Interest income
Interest income is recognized on a time proportional basis using the effective interest rate method.
Stock-based compensation
The Company provides equity-settled and cash-settled awards to employees, directors and other designated persons of the Company.
Equity-settled awards are measured by reference to the fair value of the compensation at the date at which they are granted. The fair value of options or rights over shares issued is determined by using appropriate pricing model as per Note 13. In valuing equity-settled awards, no account is taken of any performance conditions, other than conditions linked to the price of the shares of OceanaGold Corporation (‘market conditions’).
The cost of equity-settled award is recognized, together with a corresponding increase in equity, over the period between the grant date and the date on which the relevant employees become fully entitled to the award (‘vesting date’).
The cumulative expense recognized for equity-settled awards at each reporting date until vesting date reflects:
•The extent to which the vesting period has expired, and
•The number of awards that, in the opinion of the directors of the Company, will ultimately vest.
No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.
Cash-settled awards are measured at fair value initially using the market value of the underlying shares on the TSX on the grant date and the awards are required to be remeasured to fair value at each reporting date until settlement.
The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award are recognized in the Consolidated Statements of Income with a corresponding increase or decrease in liability recorded until settlement.
Borrowing costs
Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to prepare for its intended use are capitalized as part of the cost of the asset. Capitalization of borrowing costs begins when there are borrowings, and activities commence to prepare an

OceanaGold Corporation	20

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
asset for its intended use. Capitalization of borrowing costs ends when substantially all activity necessary to prepare a qualifying asset for its intended use are complete. When proceeds of project-specific borrowings are invested on a temporary basis, borrowing costs are capitalized net of any investment income.
Income tax
Income tax comprises current and deferred income tax. Income tax is recognized as a component of net profit except to the extent that it relates to items recognized directly in equity or as a component of OCI.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax assets and liabilities are measured on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and which are expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.
Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences and the carry forward of unused tax losses to the extent that it is probable that sufficient future taxable income, including income arising from reversing taxable temporary differences and tax planning opportunities, will be available against which those deductible temporary differences and the carry forward of unused tax losses can be utilized.
Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
The carrying amount of deferred tax assets are reviewed at the balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax assets to be recovered.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.
Earnings per share
Basic earnings/loss per share is calculated by dividing the net profit/loss by the weighted average number of shares outstanding during the period. Diluted earnings/loss per share is calculated by dividing the net profit/loss by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised. The Company’s potentially dilutive securities comprise stock based compensation granted to employees and directors.
New IFRS accounting standards and pronouncements - adopted by the Company
Amendments to IAS 12: Income Taxes - International Tax Reform - Pillar Two Model Rules
The International Accounting Standards Board issued amendments to IAS 12, Income Taxes, in response to the Organization for Economic Co-operation and Development's ("OECD") Pillar Two model tax rules. The amendments provide for a mandatory temporary exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. The amendments also provide for separate disclosure of current tax related to Pillar Two income taxes, and in periods in which Pillar Two legislation is enacted or substantively enacted but not yet in effect, disclosure of known or reasonable estimable information that helps users of financial statements understand exposure to Pillar Two income taxes.
The Company has applied the mandatory temporary exception to recognizing and disclosing information relating to deferred taxes. Pillar Two legislation has been enacted or substantially enacted in certain jurisdictions in which

OceanaGold Corporation	21

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
the Company operates. The legislation is effective for the Company’s financial year beginning January 1, 2024. The Company has assessed the potential exposure of Pillar Two legislation, and has not accrued any Pillar Two income taxes for the year ended December 31, 2024.
Amendments to IAS 1: Non-current liabilities with covenants
The amendments clarify that covenants of loan arrangements which an entity must comply with only after the reporting date would not affect classification of a liability as current or non-current at the reporting date. However, those covenants that an entity is required to comply with on or before the reporting date would affect classification as current or non-current, even if the covenant is only assessed after the entity’s reporting date.
The amendments introduce additional disclosure requirements. When an entity classifies a liability arising from a loan arrangement as non-current and that liability is subject to the covenants which an entity is required to comply with within twelve months of the reporting date, the entity shall disclose information in the notes that enables users of financial statements to understand the risk that the liability could become repayable within twelve months of the reporting period, including:
(a)    the carrying amount of the liability;
(b)    information about the covenants; and
(c)    facts and circumstances, if any, that indicate the entity may have difficulty complying with the covenants. Such facts and circumstances could also include the fact that the entity would not have complied with the covenants based on its circumstances at the end of the reporting period.
The amendment is effective for annual reporting periods beginning on or after January 1, 2024. As at December 31, 2024, the Company was in full compliance with all covenant obligations under its revolving bank credit facility (Note 10).
Amendments to IFRS 8: Operating Segments
In July 2024, the IFRS IC published an agenda decision which discusses how an entity applies the requirements in paragraph 23 of IFRS 8: Operating Segments. The Company has considered this decision as part of the presentation at December 31, 2024 (Note 22).
New IFRS accounting standards and pronouncements - not yet adopted
Amendments to IFRS 9: Financial Instruments and IFRS 7: Financial Instruments: Disclosures
In May 2024, the IASB issued amendments to update classification and measurement requirements in IFRS 9: Financial Instruments, and related disclosure requirements in IFRS 7: Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.
The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. The Company is currently assessing the effect of these amendments on our financial statements.
IFRS 18: Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18: Presentation and Disclosure of Financial Statements ("IFRS 18"), which replaces IAS 1: Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are

OceanaGold Corporation	22

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements.
The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard to its financial statements but has not yet adopted.
4    CRITICAL ESTIMATES AND JUDGEMENTS
Areas of judgement
Mining asset impairment
The future recoverability of mining assets (Note 8) including capitalized exploration and evaluation expenditure is dependent on a number of factors, including whether the Company decides and is permitted to exploit the related tenements itself or, if not, whether it successfully recovers the related mining assets through sale.
Factors that could impact the future recoverability include the level of reserves and resources, future technological changes which could impact the cost of mining, future legal changes (including changes to environmental restoration obligations), changes to commodity prices and foreign exchange rates, and renewal of contracts, licences and permits.
Exploration and evaluation expenditure (Note 8) is capitalized if activities in the area of interest have not yet reached a stage that permits a reasonable assessment of the existence or otherwise of economically recoverable reserves. To the extent that capitalized exploration and evaluation expenditure is determined not to be recoverable in the future, the capitalized exploration and evaluation assets for that area of interest are written down to their recoverable amount in the period in which this determination is made.
Deferred stripping
The Company defers mining costs incurred during the production stage of its operations, which are calculated in accordance with accounting policy Note 3 - Deferred stripping. Changes in an individual mine’s design will result in changes to the life of component ratios of production. Changes in other technical or economic parameters that impact reserves will also have an impact on the life of component production and cost profile even if they do not affect the mine design. Changes to deferred mining resulting from change in life of component ratios are accounted for prospectively.
Uncertain tax positions
The Company’s accounting policy for taxation requires Management’s judgement in relation to the application of income tax legislation. There may be some transactions and calculations undertaken during the ordinary course of business where the ultimate tax determination is uncertain. The Company recognizes liabilities for tax, and if appropriate, taxation investigation or audit issues, based on whether tax is probable to be due and payable, including consideration of if there is further recourse to appeals. Where the taxation outcome of such matters is different from the amount initially recorded, such difference will impact the current and deferred tax positions in the period in which the assessment is made.
In addition, certain deferred tax assets for deductible temporary differences and carried forward taxation losses have been recognized. In recognizing deferred tax assets, assumptions have been made regarding the Company’s ability to generate future taxable profits from current operations after reaching commercial production and successful development of certain identified exploration targets where there are higher degrees of confidence in the economic extraction of minerals.
Utilization of the tax losses also depends on the ability of the entity to satisfy certain tests such as substantial change of control tests at the time the losses are recouped. If the entities fail to satisfy the tests, the carried forward losses that are currently recognized as deferred tax assets would have to be written off to income tax expense. There is an inherent risk and uncertainty in applying this judgement and a possibility that changes in legislation or corporate merger and acquisition activity will impact upon the carrying amount of deferred tax assets and deferred tax liabilities recognized on the Consolidated Statements of Financial Position. Deferred taxes are disclosed within Note 20 to the financial statements.
Moreover, in certain jurisdictions, tax losses may be restricted and only available to offset future profits generated from the same mining permit area over a defined period. In this case, the recovery of the losses depends on the successful exploitation of the relevant project. Restricted losses could be forfeited if the project did not proceed. Disclosure of taxation is included in Note 20.

OceanaGold Corporation	23

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
Non-controlling interest
A third party has a contractual right to an 8% interest in the common share capital of OceanaGold Philippines, Inc. ("OGP"), the operating entity of the Didipio mine in the Philippines. The interest has similar voting and dividend rights to the remaining majority only once allocated to a court designated beneficiary. A subsidiary of the Company is currently involved in arbitration proceedings with the third party over certain payment claims.
At the same time, the third party is also involved in a legal dispute with another party over the ownership of the 8% interest. At December 31, 2024 no equity has been issued due to the various uncertainties and no non-controlling interest has been recognized. A non-controlling interest will be recognized once an obligation is determined to exist, and shares are issued. This requirement has not yet been satisfied due to, amongst other matters, a court restriction resulting from the litigation challenging the claim of this third party from a party not related to the Company.
Areas of estimation uncertainty
Impairment of assets
The Company assesses each CGU at period end, to determine whether there are any indications of impairment or reversal of impairment. Where an indicator of impairment or reversal exists, a formal estimate of the recoverable amount is made. Recoverable amount is the higher of the fair value less cost of disposal and value in use calculated in accordance with accounting policy. These assessments require the use of estimates and assumptions such as commodity prices (gold, copper and silver), discount rates, exchange rates (New Zealand dollar and Philippines Peso to the US Dollar), sustaining capital requirements, operating performance (including the magnitude and timing of related cash flows, production levels and grade of ore being processed), future operating development from certain identified development or exploration targets where there is high degree of confidence in the economic extraction of minerals and conversion of resources (measured and indicated and inferred) and their estimated fair value, including those factors that could be impacted by the Company’s current and emerging principal risks such as climate change.
The recoverable amount of exploration assets is dependent on various factors including technical studies, further exploration, and the eventual grant of mining permits. Should these be unsuccessful, the exploration assets could be impaired.
The Company has four CGUs, Macraes and Waihi in New Zealand, Didipio in the Philippines and Haile in the United States of America.
Net realizable value of inventories
The Company reviews the carrying value of its inventories (Note 6) at each reporting date to ensure that the cost does not exceed net realizable value. Estimates of net realizable value include a number of assumptions and estimates, including the grade and quantity of ore, commodity price forecasts, foreign exchange rates and costs to process inventories to a saleable product.
Asset retirement obligations
Decommissioning and restoration costs are a normal consequence of mining activities, and the majority of this expenditure is incurred at the end of a mine’s life. In determining an appropriate level of provision, consideration is given to the expected future costs to be incurred in respect of nature of planned rehabilitation work and the timing of these expected future costs (largely dependent on the life of the mine).
The ultimate cost of decommissioning and restoration is uncertain and costs can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques, experience at other mine sites, cost inflation above or below expectations, changes in the timing of cash flows which are based on life of mine plans and changes in discount rates. The expected timing of expenditure can also change, for example in response to changes in reserves or to production rates.
Changes to any of the estimates could result in significant changes to the level of provisioning required, which would in turn impact future financial results. These estimates are reviewed annually and adjusted where necessary to ensure that the most up to date data is used. The carrying value of the asset retirement obligation liability has been disclosed in Note 11 to the financial statements.
Climate change
The Company has exposure to climate change transition, physical, legal and social-license related risks. These impacts and current climate-related legislation on the financial statements involves significant judgement and key estimates.

OceanaGold Corporation	24

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
OceanaGold considers the International Sustainability Standards Board ("ISSB") IFRS S2 Climate-related Disclosures (which has replaced the Task Force on Climate-Related Financial Disclosures ("TCFD")) when disclosing matters related to climate change. In 2024, the Company undertook group level climate scenario analysis and transition risk assessment and physical risk scan that will inform a more detailed risk assessment.
5    TRADE AND OTHER RECEIVABLES

	December 31 2024	December 31 2023
Trade receivables	$5.2	$37.0
Other receivables	52.6	55.8
Total trade and other receivables	$57.8	$92.8

Current	$13.7	$44.2
Non-Current	$44.1	$48.6
As at December 31, 2024, the Company has recognized $16.6 million of input tax credits (December 31, 2023: $25.8 million) in Other Receivables related to the Philippines, which are recoverable under the Financial or Technical Assistance Agreement (“FTAA”) governing the Didipio mine. The application for recovery of these input tax credits are at various stages, with the timing of final resolution uncertain and as such they are classified as non-current. The Company believes that the amounts receivable at December 31, 2024 will be collected in full.
In 2023, the Company recorded a $38.3 million (2024: Nil) write-down of indirect tax receivables in the Philippines as the Company elected to discontinue legal proceedings aimed at recovering amounts owed. Were these taxes recovered, it would have resulted in a cash refund to the Company and an associated credit to the Additional Government Share, no net cash flow impact to the Company.
The remainder of Other Receivables relate to various indirect tax receivables and deposits at banks in support of environmental bonds (Note 28).
6    INVENTORIES

	December 31 2024	December 31 2023
Ore	$219.1	$238.6
Gold in circuit	27.9	32.1
Gold on hand	1.5	2.4
Gold and copper concentrate	16.0	4.7
Maintenance stores	86.0	94.2
Total inventories	$350.5	$372.0
Current	$239.5	$205.3
Non-Current	$111.0	$166.7
There was $8.3 million of obsolete stores inventory written down in cost of sales during the year ended December 31, 2024 (2023: Nil).

OceanaGold Corporation	25

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
7    PROPERTY, PLANT AND EQUIPMENT
The following tables summarize the net book value of property, plant and equipment as at December 31, 2024 and 2023 and the changes during the years then ended:

	Land	Buildings	Plant and equipment	Total
Net book value
At January 1, 2024	$59.9	$55.1	$685.5	$800.5
Additions	–	1.7	60.6	62.3
Change in rehabilitation provision	–	–	(2.2)	(2.2)
Transfers	1.7	6.8	2.6	11.1
Disposals/write-off	(0.5)	(0.3)	(0.6)	(1.4)
Depreciation charge	–	(6.3)	(104.8)	(111.1)
Foreign exchange movements	(4.0)	(1.1)	(12.3)	(17.4)
As at December 31, 2024	$57.1	$55.9	$628.8	$741.8

Cost or fair value	$57.1	$112.9	$1,642.3	$1,812.3
Accumulated depreciation and impairment	–	(57.0)	(1,013.5)	(1,070.5)
As at December 31, 2024	$57.1	$55.9	$628.8	$741.8

	Land	Buildings	Plant and equipment	Total
Net book value
At January 1, 2023	$59.6	$57.9	$655.3	$772.8
Additions	0.4	0.5	73.3	74.2
Change in rehabilitation provision	–	–	43.0	43.0
Transfers	–	2.4	26.5	28.9
Disposals/write-off	–	–	(9.9)	(9.9)
Depreciation charge	–	(5.6)	(102.5)	(108.1)
Foreign exchange movements	(0.1)	(0.1)	(0.2)	(0.4)
As at December 31, 2023	$59.9	$55.1	$685.5	$800.5

Cost or fair value	$59.9	$107.3	$1,687.3	$1,854.5
Accumulated depreciation and impairment	–	(52.2)	(1,001.8)	(1,054.0)
As at December 31, 2023	$59.9	$55.1	$685.5	$800.5
Right-of-use assets
The following tables summarize the net book value of right-of-use assets as at December 31, 2024 and 2023, which are included in Plant and equipment, and the changes during the years then ended:

		Machinery and	Total
	Properties	equipment
Net book value
At January 1, 2024	$2.9	$86.8	$89.7
Additions	0.2	12.0	12.2
Depreciation	(0.7)	(26.0)	(26.7)
Transfers	–	(5.5)	(5.5)
Disposals/write-off	–	(0.4)	(0.4)
Foreign exchange movements	(0.2)	(3.2)	(3.4)
At December 31, 2024	$2.2	$63.7	$65.9

OceanaGold Corporation	26

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)

		Machinery and
	Properties	equipment	Total
Net book value
At January 1, 2023	$0.9	$94.4	$95.3
Additions	2.6	19.4	22.0
Depreciation	(0.7)	(27.8)	(28.5)
Transfers	–	1.6	1.6
Disposals/write-off	–	(0.7)	(0.7)
Foreign exchange movements	0.1	(0.1)	–
At December 31, 2023	$2.9	$86.8	$89.7
All machinery and equipment right-of-use assets are pledged as security for lease liabilities (Note 11).
8    MINING ASSETS
The following tables summarize the net book value of mining assets as at December 31, 2024 and 2023 and the changes during the years then ended:

	Exploration and evaluation phase	Development phase	In production phase	Total
Net book value
At January 1, 2024	$91.3	$207.4	$757.4	$1,056.1
Additions	15.4	147.8	173.7	336.9
Transfers	(2.6)	(154.7)	146.2	(11.1)
Disposals	(8.8)	(3.3)	–	(12.1)
Amortization for the period	–	–	(231.4)	(231.4)
Foreign exchange movements	(7.2)	(6.1)	(37.2)	(50.5)
At December 31, 2024	$88.1	$191.1	$808.7	$1,087.9

At December 31, 2024:
Cost or fair value	$88.1	$191.1	$2,608.7	$2,887.9
Accumulated amortization and impairment	–	–	(1,800.0)	(1,800.0)
	$88.1	$191.1	$808.7	$1,087.9

	Exploration and evaluation phase	Development phase	In production phase	Total
Net book value
At January 1, 2023	$107.4	$173.8	$606.8	$888.0
Additions	12.0	123.5	215.0	350.5
Transfers	(27.0)	(90.2)	88.3	(28.9)
Amortization for the period	–	–	(152.8)	(152.8)
Foreign exchange movements	(1.1)	0.3	0.1	(0.7)
At December 31, 2023	$91.3	$207.4	$757.4	$1,056.1

At December 31, 2023:
Cost or fair value	$91.3	$207.4	$2,326.0	$2,624.7
Accumulated amortization and impairment	–	–	(1,568.6)	(1,568.6)
	$91.3	$207.4	$757.4	$1,056.1

OceanaGold Corporation	27

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
The mining assets under development mainly included the underground operations and development projects at Didipio Mine in the Philippines, the Waihi North Project in New Zealand and the underground surface work, water treatment expansion, potentially acid generating waste storage development and the tailings facility lift construction at the Haile Gold Mine in the United States.
9    LEASE LIABILITIES
Lease liabilities are measured at the present value of the fixed and variable lease payments, net of cash lease incentives, that are not paid at December 31, 2024 and 2023. Lease payments are apportioned between the finance charges and reduction of the lease liability using the incremental borrowing rate implicit in the lease where available or the Company's incremental borrowing rate to achieve a constant rate of interest on the remaining balance of the liability.
The Company has provided guarantees for certain mobile mining equipment leases entered into by the controlled entities. At December 31, 2024, the outstanding rental obligations (including finance charges) under these leases (which excluded any non-mobile mining equipment leases) amounted to $58.1 million (December 31, 2023: $83.0 million). Associated with these guarantees are certain financial compliance undertakings by the Company, including gearing covenants. The Company is in full compliance with these covenants as at December 31, 2024.
During the year ended December 31, 2024, the Company made principal lease liabilities payments of $31.4 million (2023: $27.3 million) and interest payments of $6.3 million (2023: $5.5 million).
10    DEBT

	December 31 2024	December 31 2023
Revolving bank credit facility	—	135.0
Fleet facility	2.8	4.4
Unamortized transaction costs	(1.2)	(1.2)
Total interest-bearing loans and borrowings	$1.6	$138.2

Current	$1.6	$1.6
Non-current	$—	$136.6
Revolving bank credit facility
The Company has a revolving bank credit facility (the "Facility") with seven international banks providing $200.0 million committed plus a $50.0 million uncommitted accordion. The Facility, entered into in December 2023 with a term of 4 years, is secured against present and future assets, property and undertakings and matures on December 31, 2027.
During the year ended December 31, 2024, the Company repaid all amounts drawn under the Facility. In early 2024, the Company drew $50.0 million in order to cover short-term cash requirements and then subsequently repaid $185.0 million, representing all amounts previously outstanding, from proceeds from the operating cash flows, the sale of the Blackwater project (Note 18) and OGP public offering (Note 14), resulting in a total amount drawn under the Facility as at December 31, 2024 of nil (December 31, 2023: $135.0 million).
As at December 31, 2024, the Company was in full compliance with all covenant obligations and has $200.0 million (December 31, 2023: $65.0 million) available to the Company under the Facility.
Fleet facility
In 2020, the Company entered into a $10.0 million fleet facility arrangement for mining equipment financing, of which $9.7 million was drawn. At December 31, 2024, there was $2.8 million (December 31, 2023: $4.4 million) drawn which will be fully repaid in 2025. There are no additional amounts available under the fleet facility.
Unamortized transaction costs
The Company has $1.2 million (December 31, 2023: $1.2 million) in capitalized costs related to the upfront fees and other costs associated with refinancing the Facility that are being amortized over the term of the Facility.

OceanaGold Corporation	28

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
Finance costs
Interest expense and finance costs related to the debt for the year ended December 31, 2024 was $10.7 million (2023: $11.1 million).
Assets pledged
As security for the Company’s banking facilities, the lenders have been granted real property mortgages over titles relevant to the mines in the New Zealand and United States of America (Note 22 total segment assets). They also have the ability to enter into real property and mortgages in respect of the Didipio mine, and be assigned the FTAA, subject to the requirements of applicable laws. Furthermore, certain subsidiaries of the Company have granted security in favour of the bank group over their assets which include shares that they own in various other subsidiaries of the Company.
11    ASSET RETIREMENT OBLIGATIONS
The following tables summarize the Company's asset retirement obligations as at December 31, 2024 and 2023 and the changes during the years then ended:

	2024	2023
At January 1	$174.3	$130.9
Change in estimates	0.4	47.8
Accretion	2.9	0.2
Utilized	(3.3)	(4.3)
Exchange adjustment	(8.2)	(0.3)
At December 31	$166.1	$174.3

Current	$2.9	$4.0
Non-current	$163.2	$170.3
A provision for rehabilitation is recorded in relation to the gold/copper mining operations for the rehabilitation of the disturbed mining area to a state acceptable to various regulatory authorities. While rehabilitation is ongoing, final rehabilitation of the disturbed mining area is not expected until the cessation of mining for each of Haile, Didipio, Macraes and Waihi. Rehabilitation provisions are based on rehabilitation plans estimated on survey data, expected labour rates and the timing of the current mining schedule. Provisions are discounted using a risk-free rate, with the cash flows adjusted for risks.
Asset retirement obligations are initially recorded as a liability at present value of estimated future costs, using risk free discount rates of between 2.15% and 6.00% (2023: 1.90% to 5.90%). The liability for retirement and remediation on an undiscounted basis is estimated to be approximately $234.4 million (2023: $230.0 million).
12    SHARE CAPITAL
Authorized capital
The Company is authorized to issue an unlimited number of common shares with no par value.
Dividends
During the year ended December 31, 2024, the Company declared and paid two dividends of $0.01 per common share totaling $14.1 million to equity holders of the Company (2023: declared and paid two dividends of $0.01 per common share totaling $14.3 million).
Purchase of own shares
In July 2024, the Company received approval from the TSX to buyback up to 35.5 million common shares, pursuant to a Normal Course Issuer Bid ("NCIB") in the open market through the facilities of the TSX or alternative Canadian trading systems over the next 12 months. During the year ended December 31, 2024, the Company repurchased and cancelled 8,768,741 common shares for consideration of $24.1 million.

OceanaGold Corporation	29

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
13    STOCK-BASED COMPENSATION
Performance share rights plan
The following table summarizes the outstanding rights granted under the performance share rights plan as at December 31, 2024 and December 31, 2023 and the changes during the years then ended:

	2024	2023
	Units	Units
At January 1	16,923,449	14,118,205
Granted	8,112,525	7,705,663
Forfeited	(2,062,396)	(803,603)
Exercised	(5,875,252)	(4,096,816)
At December 31	17,098,326	16,923,449
Exercisable at year end	–	–
The performance share rights outstanding at December 31, 2024 had a weighted average remaining life of 1.5 years with no exercise price.
Performance share rights granted to designated participants may from time to time vest when the Company meets target milestones for the applicable performance period, in accordance with the vesting schedule established at the time of grant by the Board. There are two components to each performance share right: a performance condition based on the Company's performance relative to peers ("TSR") and a service condition. The performance condition weighting varies according to the designated participants’ job levels with vesting up to 200% of target for Executives. Upon vesting, the performance share rights are payable partly in shares and partly in cash in accordance with the plan. The Board has further discretion should they choose to exercise it.
In 2024, the 2021 performance rights vested at 150%. Settlement was partly in shares and partly in cash.
As a result of cash settlements, the Company has established an intention to settle the performance rights partly in cash. Accordingly, the Company has reclassified $8.6 million related to the cash portion of its outstanding unvested performance rights as financial liabilities in Employee Benefits from Contributed Surplus during the year ended December 31, 2024. The reclassified rights were revalued and an additional expense of $7.8 million was recognized in addition to the ongoing vesting charge of $0.5 million. At December 31, 2024, the fair value of the units and corresponding liability was $17.0 million (December 31, 2023: Nil).
Rights granted were priced using Monte Carlo simulation (using the Black-Scholes framework) to model the Company’s future price and TSR performance against the comparator group at vesting date. Monte Carlo simulation is a procedure for randomly sampling changes in market variables in order to value derivatives. This simulation models the TSR of the comparator group jointly by taking into account the historical correlation of the returns of securities in the comparator group. At December 31, 2024, the fair value of the cash portion of the unvested rights was calculated based on the closing TSR rank and share price of the Company.
The following are the weighted average assumptions used in determining the fair value of the performance share rights granted for the year ended December 31, 2024:

Dividend Yield	Expected Volatility	Risk-Free Interest Rate	Expected Life of Option (years)	Exercise Price (CAD)	Share Price at Grant Date (CAD)	Weighted Average Fair Value (CAD)
—%	49.99%	3.87%	3	$0.00	$2.78	$2.22/ $4.17

OceanaGold Corporation	30

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
Deferred Unit Plan ("DUP")
The following table summarizes the outstanding deferred units granted under the deferred unit plan as at December 31, 2024 and December 31, 2023 and the changes during the years then ended:

	2024 Units	2023 Units
At January 1	1,063,093	758,686
Granted	240,034	304,407
Exercised	(205,822)	–
At year end	1,097,305	1,063,093
Exercisable at year end	–	–
The fair value of the units granted under the DUP is calculated as the estimated future cash flow and it is remeasured at each reporting date and at the date of settlement. Any changes in fair value are recognized in the Consolidated Statements of Income with a corresponding increase or decrease in liability. At December 31, 2024, the fair value of the units and corresponding liability was $3.0 million (December 31, 2023: $2.0 million) at a share price of $2.77 (CAD$3.98).
14    NON-CONTROLLING INTEREST
On May 13, 2024, OGP, a wholly owned subsidiary of the Company, completed a secondary offering and public listing (the "Offering") of 20% of the outstanding common shares of OGP on the Philippines Stock Exchange ("PSE") for net proceeds of $95.1 million (gross proceeds of $106.0 million less listing costs of $10.9 million). OGP holds the Company's interest in the Didipio Mine and, pursuant to the terms of the renewed FTAA, was required to list at least 10% of its common shares on the PSE.
Immediately prior to the Offering, the carrying amount of the net assets of OGP was $556.1 million, resulting in the recognition of a non-controlling interest ("NCI") of $111.2 million and offsetting decrease in the equity attributable to the shareholders of the Company. For the period from May 13, 2024 to December 31, 2024, there was $4.6 million of income and $9.3 million of dividends paid attributed to the NCI resulting in a closing NCI balance of $106.5 million at December 31, 2024.
The following is the summarized financial information of OGP as at and for the year ended December 31, 2024:

Current assets	$127.5
Non-current assets	541.4
Total assets	668.9
Current liabilities	126.9
Non-current liabilities	9.4
Total liabilities	136.3
Net assets	$532.6

Equity attributable to owners of the Company	$426.1
Non-controlling interest	$106.5
Non-controlling interest %	20%

Revenue	$342.9
Expenses	(300.7)
Net profit	$42.2

Profit attributable to shareholders of the Company	$37.6
Profit attributable to non-controlling interests	$4.6
Total net profit	$42.2

OceanaGold Corporation	31

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
15    REVENUE

	2024	2023
Gold bullion	$1,005.2	$742.0
Gold in concentrate[1]	181.5	172.7
Copper in concentrate[1]	107.8	117.9
Silver	12.9	12.0
	1,307.4	1,044.6
Less: Concentrate treatment, refining and selling costs	(13.4)	(18.3)
Total Revenue	$1,294.0	$1,026.3
1. All concentrate sales are generated by the Didipio mine.
16    COST OF SALES

	2024	2023
Materials and consumables costs	$274.2	$251.7
Employee benefits expenses	216.7	174.6
Other costs	109.6	72.5
Total cost of sales, excluding depreciation and amortization	$600.5	$498.8
17    ADDITIONAL GOVERNMENT SHARE AT DIDIPIO

	2024	2023
Gross mining revenue	$338.6	$365.9
Less: Allowable deductions	(206.7)	(177.0)
Less: Amortization deduction	(13.0)	(13.0)
Net Revenue per the FTAA	$118.9	$175.9
Entitlement share	60%	60%
Total Government Share
(60% of Net Revenue per the FTAA)	$71.3	$105.5
Deduct: Free-carried interest	(6.1)	(0.2)
Deduct: Production taxes	(29.4)	(43.7)
Deduct: Income tax	(27.7)	(10.6)
Carried forward balance utilization (deduction)	—	(30.7)
Additional Government Share	$8.1	$20.3
Under the FTAA, “Net Revenue” is the gross mining revenues derived from operations, less allowable deductions and an amortization deduction.
Allowable Deductions under the FTAA include expenses attributed to exploration, development and production which includes, expenses relating to mining, processing, exploration, capitalised pre-stripping, royalties, rehabilitation, marketing, administration, community and social development, depreciation and amortization and interest charged on borrowings.
All taxes and fees paid to the Philippines Government, including corporate income tax and indirect taxes such as excise, local business, property and withholding taxes as well as amounts accrued under the free-carried interest, are deducted from the Government’s 60% share of Net Revenue to arrive at any Additional Government Share payable.
The Additional Government Share accrued of $8.1 million for the year ended December 31, 2024 is payable within four months of year end. Accordingly, the liability has been classified as current within trade and other payables. The Company made its first Additional Government Share payment of $20.3 million in April 2024.

OceanaGold Corporation	32

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
18    BLACKWATER PROJECT SALE
On June 24, 2024, OceanaGold completed the sale of the Company's interest in the Blackwater project in New Zealand, for cash consideration of $30.0 million. As a result of the sale, a pre-tax $17.6 million gain was recognized during the year ended December 31, 2024.
19    EARNINGS PER SHARE

	2024	2023
Net profit attributable to shareholders of the Company	$187.4	$83.1
Basic weighted average number of shares (in millions)	708.8	706.8
Effect of dilutive securities:
Performance share rights	16.0	15.8
Diluted weighted average number of shares (in millions)	724.8	722.6
Earnings per share attributable to shareholders of the Company:
Basic	$0.26	$0.12
Diluted	$0.26	$0.12
20    INCOME TAXES
Income tax recognized in net profit is comprised of the following:

	2024	2023
Current income tax expense	$41.0	$38.9
Deferred income tax expense (recovery)	14.4	(3.6)
Income tax expense recognized in net profit	$55.4	$35.3
The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated profit before income taxes due to the following:

	2024	2023
Profit before income tax	$247.4	$118.4
Statutory tax rate of 27% (2023: 27%)	27%	27%
Expected income tax expense	$66.8	$32.0

Differences in tax rates in foreign jurisdictions	(4.4)	1.4
(Utilization) accumulation of tax losses/temporary differences not recognized	11.4	(4.0)
Expenditure not allowed for income tax purposes	12.0	8.4
Other deductible for income tax purposes	(19.1)	(3.9)
Adjustments in respect of income tax of previous years	(11.3)	1.4
Income tax expense recognized in net profit	$55.4	$35.3

OceanaGold Corporation	33

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
The recognized deferred income tax assets and liabilities are offset on the balance sheet and are comprised of the following:

Year ended December 31, 2024	Opening Balance	Recovery (Expense) Recognized in Net Profit	Recovery (Expense) Recognized in OCI	Closing Balance
Deferred tax assets
Losses available for offset against future taxable income	$65.3	$(17.3)	$(0.8)	$47.2
Provisions and accrued expenses	44.6	9.6	(3.2)	51.0
Mineral assets and property, plant and equipment	–	0.5	–	0.5
Gross deferred tax assets	109.9	(7.2)	(4.0)	98.7
Set-off of deferred tax liabilities	(61.0)	1.3	–	(59.7)
Net deferred tax assets	$48.9	$(5.9)	$(4.0)	$39.0

Deferred tax liabilities
Mineral assets and property, plant and equipment	$(84.2)	$(16.5)	$7.7	$(93.0)
Inventories	(9.7)	9.3	0.1	(0.3)
Gross deferred tax liabilities	(93.9)	(7.2)	7.8	(93.3)
Set-off of deferred tax assets	61.0	(1.3)	–	59.7
Net deferred tax liabilities	$(32.9)	$(8.5)	$7.8	$(33.6)

Year ended December 31, 2023	Opening Balance	Recovery (Expense) Recognized in Net Profit	Recovery (Expense) Recognized in OCI	Closing Balance
Deferred tax assets
Losses available for offset against future taxable income	$69.7	$(4.4)	$–	$65.3
Provisions and accrued expenses	27.6	17.0	–	44.6
Mineral assets and property, plant and equipment	14.7	(14.7)	–	–
Gross deferred tax assets	112.0	(2.1)	–	109.9
Set-off of deferred tax liabilities	(64.6)	3.6		(61.0)
Net deferred tax assets	$47.4	$1.5	$–	$48.9

Deferred tax liabilities
Mineral assets and property, plant and equipment	(95.6)	14.3	(2.9)	(84.2)
Inventories	(1.1)	(8.6)	–	(9.7)
Gross deferred tax liabilities	(96.7)	5.7	(2.9)	(93.9)
Set-off of deferred tax assets	64.6	(3.6)	–	61.0
Net deferred tax liabilities	$(32.1)	$2.1	$(2.9)	$(32.9)
The Company had deductible temporary differences for which deferred tax assets have not been recognized because it is not probable that future taxable profits will be available against which the Company can utilize the benefits. The deductible temporary differences for which no deferred tax assets have been recognized are as follows:

	2024	2023
Losses available for offset against future taxable income1	$86.1	$68.4
Provisions and accrued expenses	117.9	103.5
Mineral assets and property, plant and equipment	27.1	39.1
Total	$231.1	$211.0
1. Deferred tax assets comprised of capital and non-capital losses relate to Canada, Australia, and Singapore.

OceanaGold Corporation	34

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
At December 31, 2024, the Company has the following available tax losses which may be carried forward to reduce taxable income in future years, including both losses for which deferred tax assets are recognized and losses for which deferred income tax assets are not recognized. If not utilized, the tax losses will expire in the periods listed in the table below.

2024
Canada (expire between 2035 and 2044, and indefinite)	$50.0
United States (expire between 2032 and 2035, and indefinite)	165.2
United States - South Carolina (expire between 2032 and 2035, and indefinite)	127.7
Australia (no expiration)	36.0
New Zealand (no expiration)	21.9
Singapore (no expiration)	0.1
Total	$400.9
The income tax paid for the year ended December 31, 2024 was $34.1 million (2023: $9.6 million).
21    SUPPLEMENTARY CASH FLOW INFORMATION

	2024	2023
Changes in working capital
Decrease (increase) in trade and other receivables	$32.4	$(26.3)
Decrease (increase) in inventories	9.7	(16.3)
(Decrease) increase in trade and other payables	(0.9)	25.4
Decrease in other working capital[1]	(45.6)	(1.2)
Changes in working capital	$(4.4)	$(18.4)

Other significant cash transactions
Cash taxes paid	$(34.1)	$(9.6)
Cash interest paid	$(16.4)	$(20.9)
Cash interest received	$3.1	$1.6
1 Includes changes in prepayments, taxes payable, employees benefits and other working capital.
22    SEGMENT INFORMATION
Operating results of operating segments are reviewed by the Company’s chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. Previously, operating segments were based on the jurisdictions of the Company's operations. To align with how the CODM reviews results and makes decisions about resources, Management have updated the reportable operating segments to its operating mines for the year ended December 31, 204. The prior year has been

OceanaGold Corporation	35

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
adjusted to reflect the change in operating segments. The “Corporate and other” segment includes corporate operations. Significant information relating to the Company's reporting operating segments is as follows:

Year ended December 31, 2024	Haile	Didipio	Macraes	Waihi	Corporate and other	Total
Revenue	$513.4	$342.9	$299.7	$138.0	$–	$1,294.0
Cost of sales, excluding
depreciation and amortization	(203.3)	(163.4)	(150.1)	(83.7)	–	(600.5)
Indirect taxes	–	(25.6)	–	–	–	(25.6)
General and administration	–	–	–	–	(64.2)	(64.2)
Additional Government Share	–	(8.1)	–	–	–	(8.1)
Depreciation and amortization	(190.3)	(46.8)	(60.6)	(22.1)	(1.4)	(321.2)
Segment operating profit (loss)	$119.8	$99.0	$89.0	$32.2	$(65.6)	$274.4
Interest expense and finance
costs						(22.2)
Interest income						3.1
Foreign exchange loss						(7.9)
Gain on disposal of assets						18.1
OGP listing costs						(10.9)
Restructuring expense						(1.9)
Other expense						(5.3)
Income tax expense						(55.4)
Net profit						$192.0

Capital expenditures[1]	$194.9	$39.1	$100.4	$62.5	$2.3	$399.2
Total assets	$1,067.8	$666.8	$302.5	$336.1	$115.9	$2,489.1
1 Includes right-of-use assets additions of $12.2 million (Note 7).

Year ended December 31, 2023	Haile	Didipio	Macraes	Waihi	Corporate and other	Total
Revenue	$289.7	$371.1	$266.1	$99.4	$–	$1,026.3
Cost of sales, excluding
depreciation and amortization	(134.9)	(160.6)	(135.9)	(67.4)	–	(498.8)
Indirect taxes	–	(26.3)	–	–	–	(26.3)
General and administration	–	–	–	–	(64.3)	(64.3)
Additional Government Share	–	(20.3)	–	–	–	(20.3)
Depreciation and amortization	(102.2)	(54.3)	(49.9)	(20.9)	(1.5)	(228.8)
Segment operating profit (loss)	$52.6	$109.6	$80.3	$11.1	$(65.8)	$187.8
Interest expense and finance
costs						(22.6)
Interest income						1.6
Foreign exchange loss						(1.8)
Write-down of indirect tax receivables						(38.3)
Restructuring expense						(3.7)
Other income						(4.6)
Income tax expense						(35.3)
Net profit						$83.1

Capital expenditures[1]	$221.0	$53.3	$94.9	$52.0	$3.5	$424.7
Total assets	$1,049.3	$695.6	$312.8	$336.1	$52.5	$2,446.3
1 Includes right-of-use assets additions of $22.0 million (Note 7).

OceanaGold Corporation	36

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
23    FINANCIAL INSTRUMENTS
Financial Risk Management
The Company has exposure to the following risks arising from financial instruments:
•Credit risk;
•Liquidity risk; and
•Market risk.
This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing risk.
Financial Risk Management Objectives and Policies
The Board has the overall responsibility for the establishment and oversight of the Company’s financial risk management framework. A Financial Risk Management Policy has been established, which has been approved by and is subject to annual review by the Board. This policy establishes a framework for managing financial risks.
In line with this policy, the Company does not enter into financial instruments, including derivative financial instruments for trade or speculative purposes. The term “derivative” has been adopted to encompass all financial instruments that are not directly traded in the primary physical market.
Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents, trade and other receivables and hedging instruments.The Company's maximum credit risk of cash and cash equivalents, trade and other receivables are the carrying amounts recorded in the Consolidated Statements of Financial Position.
The Company is not materially exposed to any individual counterparty because it has limited its exposure by spreading contracts for these instruments across several different counterparties. The Company limits its exposure to credit risk on its cash and cash equivalents and restricted cash by investing in high credit quality instruments and maintaining its cash balances in financial institutions with strong credit ratings.
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure cost effective continuity in funding and trading liquidity. Funding liquidity is maintained through the use of the Facility, finance leases and trade financing. Trading liquidity is maintained by an effective spread between the counterparties with which the Company enters into derivative transactions.
The Company’s funding liquidity risk policy is to source debt or equity funding appropriate to the use of funds. Examples include equipment leases to finance the mining fleet and the revolving credit facility to finance the development of new mines and provide for general working capital needs.
The Company’s trading risk policy is to ensure derivative transactions, if any, are spread between at least two counterparties acknowledging both volume and tenor of the derivative to reduce the risk of trading illiquidity arising as a result of the inability to close down existing derivative positions, or hedge underlying risks incurred in normal operations.

OceanaGold Corporation	37

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
The following are the contractual maturities of financial liabilities, including the estimated interest payments.

Year ended December 31, 2024	Carrying amount	Contractual cash flows	12 months or less	1-3 years	3+ years
Trade and other payables	$198.7	$198.7	$198.7	$–	$–
Revolving credit facility	–	–	–	–	–
Fleet facility	2.8	2.8	2.8	–	–
Derivative hedges	0.9	0.9	0.9	–	–
	$202.4	$202.4	$202.4	$–	$–

Year ended December 31, 2023	Carrying amount	Contractual cash flows	12 months or less	1-3 years	3+ years
Trade and other payables	$212.3	$212.3	$212.3	$–	$–
Revolving credit facility	135.0	175.9	10.2	20.4	145.2
Fleet facility	4.4	4.8	1.9	2.9	–
	$351.7	$393.0	$224.4	$23.3	$145.2
At December 31, 2024, current assets were $465.3 million and current liabilities were $308.8 million, resulting in net current assets of $156.5 million.
Market risk
Market risk is the risk that changes in market prices, such as commodity prices, foreign exchange rates and interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.
Commodity price risk
The profitability of the Company’s mining operations is significantly affected by changes in the market price for gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and the stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. The Company may enter into hedging arrangements to manage short term commodity price fluctuations. The Board approves all hedging transactions and has established a Financial Risk Management Policy which includes a hedging policy that limits the level and tenor of hedging activity.
Foreign exchange risk
Foreign exchange risk is managed by holding cash and cash equivalents in different currencies in line with the anticipated requirements of the business and achieving a diversified holding mainly through selling gold in the currencies needed.
At December 31, 2024, if US dollar had depreciated / appreciated by 10% with all other variables remaining constant, the effect on the profit before tax would be $7.4 million higher/lower (2023: $2.4 million profit higher/lower) due to exchange gains/ losses on cash and cash equivalents.
Interest rate risk
Interest rate risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate cash flow risk on its Facility, certain leases and cash and cash equivalents which are subject to variable interest rates.
A 100 basis point increase (decrease) in the average interest rate during the year ended December 31, 2024 would have resulted in a increase (decrease) of $0.4 million in the profit before tax for the year (2023: $1.5 million profit lower/higher).

OceanaGold Corporation	38

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
24    CAPITAL DISCLOSURE
The Company's objective when managing capital is to ensure it will be able to continue as a going concern and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, have sufficient liquidity to fund suitable business and in the medium to long term, provide adequate return to shareholders.
The Company manages capital in the light of changing economic circumstances and the underlying risk characteristics of the Company’s assets. In order to meet its objective, the Company manages its dividend declarations and may undertake capital restructuring including: sale of assets to reduce debt; additional funding facilities and equity raising.
The Company monitors capital on the basis of debt-to-equity ratio. The components and calculation of this ratio is shown below.

	2024	2023
Total debt	$1.6	$138.2
Less: cash and cash equivalents	(193.5)	(61.7)
Net (cash) / debt	(191.9)	76.5
Total equity	$1,926.5	$1,733.1
Net debt to equity ratio	N/A	4%
The Company is subject to a number of externally imposed capital requirements relating to financing agreements. As at December 31, 2024 and 2023, the Company was in compliance with all requirements.
25    FAIR VALUE OF FINANCIAL INSTRUMENTS
Fair value hierarchy
The fair value hierarchy categorizes inputs to valuation techniques used in measuring fair value into the following three levels:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2). Valuations are obtained from issuing institutions.
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2024 and 2023:

	Level 1	Level 2	Level 3	Total
December 31, 2024
Derivatives embedded in accounts receivable[1]	$–	$4.4	$–	$4.4
Cash-settled stock based compensation liability	–	26.5	–	26.5
Derivative hedges	–	(0.9)	–	(0.9)
Net financial assets	$–	$30.0	$–	$30.0

	Level 1	Level 2	Level 3	Total
December 31, 2023
Derivatives embedded in accounts receivable[1]	$–	$36.4	$–	$36.4
Cash-settled stock based compensation liability	–	(5.0)	–	(5.0)
Net financial assets	$–	$31.4	$–	$31.4
1 Primarily relates to copper concentrate trade receivables which are subject to remeasurement as at December 31, 2024 and 2023.

OceanaGold Corporation	39

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
26    COMMITMENTS
Lease commitments under finance leases:

	2024	2023
Within 1 year	$30.8	$36.9
Within 1 to 2 years	22.5	31.3
Within 2 to 3 years	12.0	17.0
Within 3 to 4 years	7.2	8.2
Within 4 to 5 years	4.2	5.7
More than 5 years	0.1	2.2
	76.8	101.3
Future finance charges	(6.8)	(7.7)
Present value of minimum lease payments	$70.0	$93.6
Finance leases are used to fund the right-of-use assets (Note 7), including acquisition of plant and equipment, primarily mobile mining equipment. Rental payments are subject to monthly or quarterly interest rate adjustment.
Gold production
During the year ended December 31, 2024, the Company accrued $11.9 million (2023: $12.3 million) related to certain royalty obligations on revenue in New Zealand and the Philippines which are expected to continue in 2025.
Capital commitments
The Company has certain capital commitments principally relating to the purchase of property, plant and equipment at Macraes, Waihi and Haile, and the development of mining assets at Macraes, Waihi and Didipio.
The following table summarizes the capital commitments contracted for but not provided for as at December 31, 2024 and December 31, 2023:

	2024	2023
Purchase of property, plant and equipment	$6.8	$3.4
Development of mining assets	4.6	10.8
	$11.4	$14.2
The Company is committed to annual expenditure of approximately $2.5 million (2023: $4.7 million) to comply with regulatory conditions attached to its New Zealand and Philippines prospecting, exploration and mining permits.
Didipio Financial or Technical Assistance Agreement
The Didipio Project is held under a FTAA entered into with the Republic of the Philippines which grants the Company title, exploration and mining rights with a fixed fiscal regime. Under the addendum and renewal agreement of the FTAA, the Philippines government is entitled to an Additional Government Share which is equal to 60% of the Net Revenue of the mine less taxes and fees paid to the government after the Company’s recovery of the development expenditure, capped at 5 years from the start of commercial production (April 1, 2013) and allowing for the amortisation of unrecovered pre-operating costs across a fixed period of 13 years which started in 2021. Refer to Note 5 for additional information.

OceanaGold Corporation	40

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
27    RELATED PARTIES
Compensation of key Management
Key Management includes Directors (executive and non-executive) and some members of the Executive Committee. The compensation paid or payable to key Management for employee services is shown below:

	2024	2023
Salaries and short-term employee benefits	$9.1	$6.1
Share-based payments	11.1	7.5
Post-employment benefits	0.2	0.2
Non-current benefits	1.7	0.6
Termination benefits	1.5	0.2
Total	$23.6	$14.6
28    CONTINGENCIES
(a)A wholly owned subsidiary of the Company is party to an addendum agreement with a syndicate of original claim owners, led by Mr. J. Gonzales (the "Gonzales Group"), in respect of a portion of the FTAA area for the Didipio Mine (the “Addendum Agreement”). Certain disputed claims for payment and other obligations under the Addendum Agreement made by the Gonzales Group are subject to arbitration proceedings, which are currently suspended due to the resignation of the arbitrator.
In a complaint dated July 4, 2008, a third-party, Mr. Liggayu, disputed the terms of the Addendum Agreement and the rights of Mr. Gonzales to claim an interest in the Didipio Mine project (the “Third-Party Case”). Mr. Liggayu alleged that he is the true and beneficial owner and real-party-in-interest in respect of the Didipio mining claims, and sought to enjoin the Company from making any payments to, or in dealing with, the Gonzales Group, and instead to recognize his rights.
As of December 31, 2024, the Third-Party Case is still pending before the Regional Trial Court, and the Company has accrued $69.6 million ($63.3 million of royalties and $6.3 million related to free-carried interest) pertaining to such claim.
(b)The Department of Environment and Natural Resources ("DENR"), along with a number of mining companies (including the Company), are parties to a case that began in 2008 whereby a group of NGOs and individuals challenged the constitutionality of the Philippine Mining Act (the “Mining Act”), the FTAAs and Mineral Production Sharing Agreements in the Supreme Court of the Philippines. The petitioners initiated the challenge despite the fact that the Supreme Court had upheld the constitutional validity of both the Mining Act and the FTAAs in an earlier landmark case in 2005.
The parties made various written submissions in 2009 and 2010, and there were no significant developments in the case between 2011 and 2012. In early 2013, the Supreme Court requested the parties to participate in oral debates on the matter. The case is still pending with the Supreme Court for a decision.
Notwithstanding the fact that the Supreme Court has previously upheld the constitutionality of the Mining Act and FTAAs, the Company is mindful that litigation is an inherently uncertain process and the outcome of the case may adversely affect the operation and financial position of the Company.
(c)The Company has contingent liabilities under certain contracts, guarantees and other agreements arising in the ordinary course of business on which no loss is anticipated. Bonds have been issued in favour of various New Zealand authorities (Minister for Land Information, Hauraki District Council, Waikato Regional Council and Department of Conservation) as a condition for the grant of mining and exploration privileges, water rights and/or resource consents, and rights of access for Martha mining that amount to $40.3 million (December 31, 2023: $45.5 million).
The Group has also issued bonds in favour of Otago Regional Council, Dunedin City Council, Waitaki District Council, West Coast Regional Council, Buller District Council and Department of Conservation in New Zealand as a condition for the grant of water rights and/or resource consents, and rights of access for the Macraes Gold Mine and the former Globe Progress Mine at the Reefton Restoration Project which

OceanaGold Corporation	41

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2024 and 2023
(Expressed in millions of United States dollars, unless otherwise stated)
amount to approximately $39.8 million (December 31, 2023: $50.2 million). Cash payments on these bonds would only be paid if the Company did not meet its obligations.
(d)The mine operating permit at Haile which became final and effective during the first quarter 2015 included a schedule for estimated financial assurance of $65.0 million over the mine life consisting of $55.0 million in surety bonds or other mechanisms and $10.0 million in an interest-bearing cash trust. The Company's permit was modified and updated in December 2022 with the approval of the Company's Supplemental Environmental Impact Statement application and reclamation plan. The updated permit changed the total estimated financial assurance to $123.8 million over the mine life consisting of $103.8 million in surety bonds and a $20.0 million interest-bearing cash trust. The Company has satisfied its current financial assurance payment requirements by using a surety bond of $103.4 million and has paid $9.6 million in trust funding by December 31, 2024.
The remaining estimated financial assurance of $10.8 million will be paid over the life of the mine with estimated assurance payments of $1.8 million to occur in 2025. The timing and amounts of these payments could change due to a number of factors, including changes in regulatory requirements, changes in scope and timing of closure activities. The State of South Carolina in the United States of America requires financial assurance for the estimated costs of mine reclamation and closure, including groundwater quality protection programs.
The surety bond and other financial assurance must be maintained in force continuously throughout the life of the mining operation and may only be released, partially or in full, after the State of South Carolina approves its release.
(e)A subsidiary of the Company, along with the Philippines Office of the Executive Secretary, the DENR and its Mines and Environment Bureaus, as well as several Local Government Units, are parties to a case filed in April 2024 by an NGO group and two individuals (the "Petitioners”). The Petitioners questioned the approval of the renewal of the FTAA for alleged failure to conduct prior consultation, and made generalized allegations about violations of the Environmental Compliance Certificate and human rights.
Subsequent to the filing of the petition, the Regional Trial Court of Nueva Vizcaya denied the Petitioners application for a Temporary Environmental Protection Order against the Didipio Mine. The substantive case to determine the merits of the Petitioners allegations is currently in the early stages of the Court process. The motion to dismiss the case filed by respondents is pending for resolution by the court.
29    EVENTS OCCURING AFTER THE REPORTING PERIOD
On February 19, 2025, OceanaGold declared a dividend of $0.01 per common share.

OceanaGold Corporation	42